K&L GATES LLP 1601 K STREET, N.W. WASHINGTON, DC 20006 T +1 202 778 9000 F +1 202 778 9100 klgates.com

March 23, 2015	Mark C. Amorosi mark.amorosi@klgates.com T 202-778-9351

VIA EDGAR AND E-MAIL

Ms. Elisabeth Bentzinger

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Responses to Securities and Exchange Commission Staff Comments on the Initial Registration Statement on Form N-14 of EQ Advisors Trust (File No. 333-202220)

Dear Ms. Bentzinger:

On behalf of the above-referenced registrant, set forth below are comments that you provided on March 13, 2015, with a clarification on March 18, 2015, concerning the Initial Registration Statement on Form N-14 (“Registration Statement”) of EQ Advisors Trust (the “Trust”), which was filed with the U.S. Securities and Exchange Commission on February 20, 2015. The Registration Statement was filed in connection with the proposed reorganization of the EQ/International ETF Portfolio (“ETF Portfolio”) into the EQ/International Equity Index Portfolio (“Index Portfolio”), each a series of the Trust. Your comments are set forth in italics and are followed by the Trust’s responses. Unless otherwise noted, defined terms have the same meanings as in the Registration Statement. Page references are to the page numbers of the courtesy copy provided to the staff.

1.	General Comment

(a)	Please confirm that all bracketed or incomplete data and disclosure will be updated.

Response: The Trust confirms that all bracketed or incomplete data and disclosure will be completed in Post-Effective Amendment No. 1 to the Registration Statement (“Post-Effective Amendment”).

2.	Contractholder Voting Instructions

(a)	How to Instruct AXA Equitable (p. ii): The staff notes that the calculation of Shares for which a Contractholder may provide voting instructions includes the statement “minus any Contract indebtedness.” If Contract indebtedness is held in a loan account rather than in the separate account, please remove this statement from the disclosure to avoid investor confusion.

Response: The Trust has removed this statement.

Elisabeth Bentzinger

March 23, 2015

3.	Proxy Statement/Prospectus

(a)	The staff notes that page ii of the Proxy Statement/Prospectus states that additional information is “available upon oral or written request.” Please clarify that such information is available without charge.

Response: The Trust has made the requested change.

(b)	The staff notes that page ii of the Proxy Statement/Prospectus incorporates certain documents by reference. Please disclose that the Statement of Additional Information (“SAI”) for the Portfolios has been incorporated by reference.

Response: The SAI relating to the Reorganization is incorporated by reference on page ii of Registration Statement. The SAI for the Reorganization incorporates by reference the SAI for the Portfolios.

(c)	The staff notes that page ii of the Proxy Statement/Prospectus discloses that investors “can copy and review information about the Trust at the SEC’s Public Reference Room.” Please clarify that such information includes proxy materials and proxy and information statements.

Response: The Trust has made the requested change.

(d)	The Proposed Reorganization (p. 1): Please clarify the statement: “the Reorganization will permit shareholders invested in the ETF Portfolio, a small Portfolio with limited prospects for future growth and corresponding limited ability to achieve economies of scale, to continue to invest in the Index Portfolio. . .” The statement suggests that the Reorganization will result in the continuation of an investment in the Index Portfolio.

Response: The Trust has clarified the statement by deleting the words “to continue” in the sentence.

(e)	Proposal (p. 2): Please supplementally explain the characterization of the two Portfolios’ investment objectives as “substantially similar.” The staff notes that the Index Portfolio “seeks to achieve a total return (before expenses) that approximates the total return performance of a composite index,” while the ETF Portfolio does not.

Response: The Trust characterized the Portfolios’ investment objectives as “substantially similar” because each Portfolio seeks to increase its total portfolio value primarily through capital appreciation, albeit with potentially differing emphasis on the source(s) of such performance. The Trust notes in this connection that both Portfolios use the MSCI EAFE as a benchmark index. To address the staff’s comment, the Trust has deleted the term “substantially similar” and replaced it with “broadly similar” in each place such statement appears.

(f)	Proposal (p. 3): When summarizing the Portfolios’ principal investment strategies, please disclose each Portfolio’s 80% policy.

Response: The Trust has made the requested change.

Elisabeth Bentzinger

March 23, 2015

(g)	Proposal (p. 3): When summarizing the Portfolios’ principal investment strategies, please consider italicizing, bolding, or otherwise highlighting the last sentence of each sub-bullet point (e.g., “Unlike the Index Portfolio, the ETF Portfolio is actively managed and does not utilize an index investment strategy”).

Response: The Trust has made the requested change.

(h)	Proposal (p. 4): The staff notes that the last bullet point on page 3 does not identify the investment adviser of the Index Portfolio. Please consider moving the first sentence of the first full bullet point on page 4 (i.e., “FMG LLC serves as the investment manager and administrator for each Portfolio and would continue to manage and administer the Index Portfolio after the Reorganization”) to the prior bullet point that begins on page 3 or otherwise clarifying the disclosure.

Response: The Trust has made the requested change.

(i)	Proposal (p. 5): The staff notes that the second-to-last bullet point on page 5 discloses that it is anticipated that “the ETF Portfolio will liquidate its securities holdings and hold cash” immediately prior to the Reorganization. If the Portfolios will bear any material brokerage or transaction costs in connection with the Reorganization:

i.	Please disclose an estimate of those costs.

ii.	Please include any such estimate as an adjustment in the capitalization table reducing the net assets of the combined Portfolio.

iii.	Please clarify that any material transaction costs borne by the Portfolios will be borne by the Contractholders.

iv.	Please revise the statement that FMG LLC will bear the expenses of the Reorganization in all places that such statement appears (e.g., Proxy Statement/Prospectus, Reorganization Plan, etc.).

Response: Because all of the portfolio securities held by the ETF Portfolio are highly liquid ETFs traded on U.S. stock exchanges, the brokerage and transaction costs in connection with the Reorganization will be immaterial to the Portfolios and, therefore, the Trust has not disclosed any estimate of these costs. For the same reason, the Trust has not included any estimate of these costs as an adjustment in the capitalization table. Because the transaction costs are immaterial, the Trust has not added a statement that “material transaction costs borne by the Portfolios will be borne by the Contractholders.” However, in response to the staff’s comment, the Trust notes that it has revised disclosure in the third bullet on page 5 of the Post-Effective Amendment as follows: “The sale of portfolio holdings by the ETF Portfolio in connection with the Reorganization may result in the ETF Portfolio selling securities at a disadvantageous time and price and could result in it realizing gains (or losses) that would not otherwise have been realized and incurring transaction costs that would not otherwise have been incurred.” In addition, the Trust has revised the statement that FMG LLC will bear the expenses of the Reorganization in each place such statement appears, as follows: “Except for brokerage costs in connection with the Reorganization, FMG LLC will bear the expenses of the Reorganization described in this Proxy Statement/Prospectus.”

Elisabeth Bentzinger

March 23, 2015

(j)	Example of Portfolio Expenses (p. 7): Please remove Class IB shares.

Response: The Trust has made the requested change.

(k)	Comparison of Principal Risk Factors (p. 10): The staff notes that the ETF Portfolio “may invest in ETFs that invest in securities of companies of any size.” In order to avoid suggesting that the ETF Portfolio is not at all subject to Large-Cap Company Risk, please consider noting in some manner that although Large-Cap Company Risk is not a principal risk of the ETF Portfolio, it may still be subject to such risk.

Response: To address the staff’s comment, the Trust has added the following statement to the Post-Effective Amendment: “Although not a principal risk, the ETF Portfolio has exposure to large-cap company risk as described in Appendix B “‘More Information on Strategies and Risk Factors.’” Appendix B contains a discussion of large-cap company risk.

(l)	Comparative Performance Information (p. 11): Please provide calendar year total returns for Class IA shares of the Index Portfolio.

Response: The Trust has made the requested change.

(m)	Average Annual Total Return Tables (pp. 11-12): The staff notes that the parenthetical for the MSCI EAFE Index states that it “reflects no deductions for fees or expenses.” Please confirm that it does reflect deductions for taxes.

Response: The Trust confirms that the MSCI EAFE Index calculates reinvested dividends net of withholding taxes applicable to non-resident institutional investors that do not benefit from double taxation treaties.

(n)	Index Portfolio Average Annual Total Returns (p. 12): Please remove Class IB shares.

Response: The Trust has made the requested change.

(o)	Terms of the Plan of Reorganization (p. 13): The staff notes that the Proxy Statement/Prospectus discloses that the Board determined that participation in the Reorganization is in the best interests of “the Portfolio.” Please clarify the Portfolio to which this disclosure refers.

Response: The Trust has not made any changes to the disclosure because it believes that the statement makes sufficiently clear that the Board’s determination with regard to best interests is made with respect to each Portfolio. Page 13 of the Registration Statement states: “The Board, including the Trustees who are not “interested persons” (as defined in the Investment Company Act of 1940, as amended (the “1940 Act”)) of the Trust (the “Independent Trustees”), have determined, with respect to each Portfolio, that the interests of the Portfolio’s existing shareholders will not be diluted as a result of the Reorganization and that participation in the Reorganization is in the best interests of the Portfolio.”

Elisabeth Bentzinger

March 23, 2015

(p)	Description of the Securities to be Issued (p. 14): When describing the Rule 12b-1 Plan, please clarify that the Class IB shares are not subject to the Reorganization.

Response: The Trust has made the requested change.

(q)	Board Considerations (pp. 14-15): The staff notes that the Proxy Statement/ Prospectus discloses that certain funds-of-funds offered by AXA Premier VIP Trust “held approximately 95% of the outstanding shares of the ETF Portfolio as of December 31, 2014” and that FMG LLC had determined to redeem those portfolios’ holdings in the ETF Portfolio and invest in the Index Portfolio (“Fund-of-Funds Redemptions”). The staff also notes that the Proxy Statement/Prospectus discloses that the Fund-of-Funds Redemptions were expected to be completed in mid-February. In connection with this disclosure:

i.	Please disclose whether the Fund-of-Funds Redemptions took place as anticipated.

ii.	Please explain supplementally whether the Fund-of-Funds Redemptions were a reason for, or a result of, the Reorganization.

iii.	If the Fund-of-Funds Redemptions were a result of the Reorganization, please explain supplementally why it was appropriate that affiliated Portfolios were given advance notice of the intent to liquidate and reorganize the ETF Portfolio.

Response: The AXA Allocation Portfolios and Target Allocation Portfolios, which are funds-of-funds portfolios managed by FMG LLC (“FOF Portfolios”), have invested in the ETF Portfolio for many years. However, beginning in 2013, the FOF Portfolios have, in the ordinary course of portfolio management, reduced their allocation to the ETF Portfolio and increased their allocation to other international portfolios, including the Index Portfolio. The FOF Portfolios’ investments in the ETF Portfolio decreased from approximately $259 million at the end of 2012 to approximately $91 million at the end of 2014, while net assets in the ETF Portfolio declined from approximately $265 million to approximately $95 million during the same period. The recent redemptions by the FOF Portfolios described in the Proxy Statement/Prospectus were the final redemptions that have taken place since 2013 and were completed in February. The redemptions by the FOF Portfolios that have taken place since 2013 have significantly reduced the assets in the ETF Portfolio and were a contributing factor in the decision to reorganize the ETF Portfolio, rather than a result of the Reorganization. As described in the Proxy Statement/Prospectus, another contributing factor to the Reorganization was AXA Equitable’s decision to cease offering the ETF Portfolio in new Contracts, which further limited the ETF Portfolio’s future growth prospects and its corresponding ability to achieve economies of scale. In response to the staff’s comment, the Trust has updated the disclosure in the “Board Considerations” section to clarify that the redemptions by the FOF Portfolios were part of continuing transactions since 2013 to reallocate assets to other investment options, which have had the effect of significantly reducing the ETF Portfolio’s asset base. The Trust also has added disclosure that the Fund-of-Fund Redemptions were completed in February.

iv.	If the Fund-of-Funds Redemptions recently took place, please review Item 3, Instruction 3(d)(2) of Form N-1A and confirm that the expenses table and expense

Elisabeth Bentzinger

March 23, 2015

examples in the Proxy Statement/ Prospectus do not need to be updated. Consider adding a footnote to the capitalization table to explain the Fund-of-Funds Redemptions.

Response: The Trust has updated the fee tables and expense examples in the Proxy Statement/Prospectus to reflect the expenses of the Trust after completion of the Fund-of-Fund Redemptions. The Trust notes that because of the Expense Limitation Agreement with respect to the ETF Portfolio, the increase in Other Expenses caused by the Fund-of-Fund Redemptions did not impact the total annual operating expenses of the Portfolio after the fee waiver/expense reimbursement. Footnotes have been added to the Annual Operating Expenses table and the Capitalization table to explain the Fund-of-Funds Redemptions.

(r)	Board Considerations (p. 15): Please confirm supplementally that the discussion of the Board’s considerations reflects considerations that were not in favor of approving the Reorganization.

Response: The discussion under Board Considerations on page 16 of the Registration Statement reflects this aspect of the Board’s deliberations because it states that the Board “considered the following factors, among others: . . . (11) possible alternatives to the Reorganization, including the potential benefits and detriments of maintaining the current structure.”

(s)	Payments to Broker-Dealers and Other Financial Intermediaries (p. 28): Please consider re-titling this section as “Payments to Insurance Companies and Other Financial Intermediaries.” Please also revise this disclosure to direct investors to ask their financial adviser for more information.

Response: The Trust has considered the comment relating to retitling this section; however, the Trust respectfully declines this comment because it does not believe that the heading is inaccurate. As recommended by the staff, the following statement will be added as the last sentence to this section: “Ask your salesperson or visit your financial intermediary’s website for more information.”

4.	Appendix B

(a)	Changes in Investment Objectives and Principal Investment Strategies (p. B-1): Please remove the reference to new portfolios.

Response: The Trust has made the requested change.

(b)	Indexing Strategy (p. B-1): Please revise the disclosure to note that the Index Portfolio seeks to track the total return performance of a composite index.

Response: The Trust has made the requested change.

Elisabeth Bentzinger

March 23, 2015

5.	General Accounting Comment

(a)	Please state supplementally which Portfolio will be the surviving Portfolio for accounting purposes.

Response: The Index Portfolio will be the surviving Portfolio for accounting purposes.

6.	Signature Page

(a)	Please confirm that the signature page to the Post-Effective Amendment meets the requirements of Section 6(a) of the Securities Act of 1933, as amended (the “1933 Act”), that a registration statement be signed by, among others, “its principal executive officer or officers, its principal financial officer, [and] its comptroller or principal accounting officer”.

Response: The Trust confirms that the Mr. Joenk, in his capacity as President and Chief Executive Officer of the Trust, and Mr. Brian Walsh, in his capacity as Chief Financial Officer and Treasurer of the Trust, satisfy the requirements of Section 6(a) of the 1933 Act noted in the staff’s comment.

7.	Miscellaneous

(a)	Please provide “Tandy” representations.

Response: A “Tandy” letter will be filed as separate correspondence.

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If you have any questions or comments regarding the foregoing, please contact me at (202) 778-9351.

Sincerely,

/s/ Mark C. Amorosi

Mark C. Amorosi

Enclosure

cc:	Patricia Louie, Esq.

William MacGregor, Esq.

Michael Weiner, Esq.

AXA Equitable Funds Management Group, LLC

Clifford J. Alexander, Esq.

K&L Gates LLP